SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2002

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X        Form 40-F
                                    ---                 ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes       No  X
                                        ---      ---

                                                                  [LOGO OMITTED]

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                 CNPJ 02.558.132/0001-69 / NIRE 53 3 00.00580 0

                MINUTES OF THE 180th (ONE HUNDRED AND EIGHTIETH)
                           EXTRAORDINARY BOARD MEETING

The Board of Tele Centro Oeste Celular Participacoes S.A. met on December 19th 2002 at 10:00AM (ten hundred hours) at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 02, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, CEP 70302-916, in the city of Brasilia, in the Federal District of Brazil, as summoned by its chairman Mr. ALEXANDRE BELDI NETTO. OPENING: The meeting was opened with the presence of the following members of the Company's Board of Directors: Mr. Alexandre Beldi Netto, Mr. Mario Cesar Pereira de Araujo, Mr. Marco Antonio Beldi, Mr. Antonio Fabio Beldi, Mr. Nelson Guarnieri de Lara, Mr. Araldo Alexandre Marcondes de Souza and Mr. Ricardo de Souza Adenes. THE BOARD: The meeting was chaired by Mr. ALEXANDRE BELDI NETTO, the chairman of the Board of Directors and Mr. MARIO CESAR PEREIRA DE ARAUJO acted as secretary, to address the following issue: PROPOSAL TO DIRECT INTERIM INTEREST ON OWN CAPITAL RELATIVE TO THE 2ND HALF OF THE 2002 FISCAL YEAR.
DELIBERATION:  In  conformity  with the  provisions  under the 3rd  paragraph of
Article 34 and under the 1st paragraph of Article 35 of the Company's Bylaws, the members of the Board unanimously decided for the payment of interim Interest on Own Capital in the gross amount of R$ 53,930,505.59 (fifty-three million, nine hundred and thirty thousand, five hundred and five Brazilian Reais and fifty-nine cents), based on the balance sheet closed at November 30, 2002 and therefore the holders of shares issued by the Company will at December 31, 2002, have the right to receive the amounts paid as Interest on Own Capital herein approved, totaling R$0.00014442757 per share, all in accordance with proposition number 015/2002 of December 18, 2002, of the Finance Department, approved during the 117th Board Meeting, held on 18.12.2002. The value to be paid to shareholders as Interest on Own Capital as approved herein, net of income tax, in the total amount of R$ 45,840,929.75 (forty-five million, eight hundred and forty thousand, nine hundred and twenty-nine Brazilian Reais and seventy-five cents) shall be ascribed to the value of the minimum mandatory dividend relative to the fiscal year 2002. With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by the members of the Board of Directors. Brasilia-DF, December 19, 2002. We hereby certify for all purposes that the present document is a true copy of its original text, drawn in its appropriate minute book.




                              ALEXANDRE BELDI NETTO

                              Chairman of the Board



MARIO CESAR PEREIRA DE ARAUJO                           MARCO ANTONIO BELDI
       Board Member                                         Board Member



     ANTONIO FABIO BELDI                              NELSON GUARNIERI DE LARA
       Board Member                                         Board Member


   RICARDO DE SOUZA ADENES                          ARALDO ALEXANDRE M. DE SOUZA
       Board Member                                         Board Member

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A
                             A PUBLICLY-HELD COMPANY
                           CNPJ/MF 02.558.132/0001-69


                        CREDIT OF INTEREST ON OWN CAPITAL

We hereby inform all shareholders of Tele Centro Oeste Celular Participacoes S.A. ("TCO") that at December 19, 2002 the Company's Board of Directors decided on the credit of Interest on Own Capital based on the balance sheet closed at November 30, 2002, in the amount of R$ 0.00014442757 per common share and per preferred share, in anticipation of the minimum compulsory dividend relative to the ongoing fiscal year.

The values above will be calculated based on the position of shareholders stock at December 31, 2002 and shall be paid against a 15% withheld Income Tax, in accordance with the provisions under paragraph 2 of Article 9 of Law 9249/95.

The Legal Entities which hold stock of the Company and are exempt from the payment of withheld Income Tax are required to present proof of such exemption no later than January 10, 2003 at the Company's depositary institution, at the address specified below.

The payment of the above-mentioned interest on own capital will be effected by BANCO ABN AMRO REAL S/A - the depositary institution for the respective shares - at a date to be decided in a General Shareholders Meeting to be held in 2003.

The shareholders using Fiduciary Custodies shall have their interest credited in accordance with the procedures specified by the corresponding Stock Markets.

We insist on the fact that as of January 02, 2003 inclusive, any of these shares will have to be traded in the market on an EX-INTEREST basis.

Further information may be obtained from the Stock Division of ABN AMRO REAL S/A, located at AV. PAULISTA, 1374, 8 ANDAR - CERQUEIRA CESAR - SAO PAULO - SP - CEP. 01310-916.

                           Brasilia, December 19, 2002


                          Mario Cesar Pereira de Araujo
                     Chairman and Head of Investor Relations

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                            (A PUBLICLY-HELD COMPANY)
                               NIRE 53.30000.580-0
                          CNPJ/MF NO 02.558.132/0001-69

     MINUTES OF THE EXTRAORDINARY AND SPECIAL SHAREHOLDERS' MEETING HELD ON
                               DECEMBER 20, 2002

1. DATE, PLACE AND TIME OF THE MEETING: The meeting was held 10:00AM of December 20, 2002, at the Company's headquarters, located at SETOR COMERCIAL SUL, QUADRA 2, BLOCO C, N 226, EDIFICIO TELEBRASILIA CELULAR, 7 ANDAR, in the city of Brasilia, in the FedeRal District of Brazil. 2. CALL FOR ATTENDANCE: The Call for Attendance was published on first notice in DIARIO OFICIAL DO DISTRITO FEDERAL, on the issues of November 25th, November 26th and November 27th, 2002, and in VALOR ECONOMICO on the issues of November 22nd, November 25th, and November 26th, 2002 and on second notice in DIARIO OFICIAL DO DISTRITO FEDERAL on the issues of December 10th, December 11th, and December 12th, 2002, and in VALOR ECONOMICO on the issues of December 10th, December 11th and December 12th, 2002. 3. THE BOARD: The proceedings were presided by Mr. Nelson Guarnieri de Lara, and Mr. Arthur Antonio Magalhaes Fonseca acted as secretary. 4. OPENING AND ATTENDING MEMBERS: The meeting was opened on second notice with the presence of shareholders in legal quorum, as registered and signed in the appropriate shareholders attendance book. 5. AGENDA: (I) to decide on the alteration of
Article 10 of the Company's Bylaws so as to be in full compliance with the provisions of Law 10303 of October 31, 2001, relative to the rights granted to preferred shares; (II) to decide on the alteration of Article 5 of the Company's Bylaws so as to reflect the increase in the Company's Capital Stock which resulted from the incorporation of Telebrasilia Celular S/A by the Company, approved by the Extraordinary Shareholders Meeting held on April 26, 2002; (III) to ratify the use of retained earnings for cancellation of the Company's preferred shares held in treasury upon incorporation of Telebrasilia Celular S.A., as approved during the Board Meeting held on May 31, 2002. 6.
DELIBERATIONS: After discussion of the issues the attending shareholders decided for the following: (A) to approve, as per majority of the voting capital and against the vote of shareholders CAPITAL GUARDIAN EM. MKTS R. EQ. FD FOR TAX, CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD, MCL LIMITED, STATE STREET AUSTRALIA LIMITE AS TRUSTEE FOR NCIT CAPITAL, CAPITAL INTERNATIONAL EMERGING MARKETS FUND, EMERGING MARKETS GROWTH FUND INC. and CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-E, the alteration of the text of Article 10 of the Company's Bylaws, so as to be in full compliance with the provisions of Law 10303 of October 31, 2001; the preferred shares of the Company will henceforward bear the following advantages: (i) priority in receiving non-cumulative minimum dividends, calculated in conformity with the instructions under Article 34 of the Company's Bylaws and equal to the highest of the following amounts: (a) 6%
(six percent) PER ANNUM over the value resulting from the division of the subscribed capital stock by the total number of shares issued by the Company; and (b) 3% (three percent) of the share's net equity value; (ii) the right of participation in the distribution of earnings together with ordinary shares on an equal basis after the ordinary shares have been assured dividends compliant with the minimum priority value mentioned above; and (iii) priority in receiving reimbursement of capital, with no premium. As a result of the present deliberation, Article 10 of the Company's Bylaws shall read as follows: "ARTICLE

10. PREFERRED SHARES BEAR NO VOTING RIGHTS EXCEPT UNDER THE CONDITIONS DESCRIBED UNDER ARTICLE 12 OF THE PRESENT BYLAWS AND PREFERRED SHARES ARE IN ADDITION ASSURED PRIORITY IN RECEIVING REIMBURSEMENT OF CAPITAL, WITH NO PREMIUM, AND IN RECEIVING PAYMENTS OF NON-CUMULATIVE MINIMUM DIVIDENDS EQUAL TO THE HIGHEST OF THE FOLLOWING AMOUNTS: (A) 6% (SIX PERCENT) PER ANNUM OVER THE VALUE RESULTING FROM THE DIVISION OF THE SUBSCRIBED CAPITAL BY THE TOTAL NUMBER OF SHARES ISSUED BY THE COMPANY; AND (B) 3% (THREE PERCENT) OF THE SHARE'S NET EQUITY VALUE;" "PARAGRAPH ONE. PREFERRED SHARES SHALL GAIN VOTING RIGHTS IF THE COMPANY FAILS TO PAY THE MINIMUM DIVIDENDS THEY ARE ENTITLED TO ACCORDING TO THE PRESENT ARTICLE FOR A PERIOD OF THREE CONSECUTIVE YEARS. (B) to approve the alteration of Article 5 of the Company's Bylaws, after abstention from vote of shareholders MCL Limited, State Street Australia Limite AS Trustee For Ncit Capital, Capital International Emerging Markets Fund, Emerging Markets Growth Fund Inc and Capital Guardian Emerging Markets Equity Fund For Tax-E, as a result of the following: (i) increase of the Company's capital stock within the authorized limit of capital stock, in the amount of R$29,046,142.00 (twenty-nine million, forty-six thousand, one hundred and forty-two Brazilian Reais) and issuance of 14,936,701,413 (fourteen billion, nine hundred and thirty-six million, seven hundred and one thousand, four hundred and thirteen) preferred shares, as decided during the 151st Extraordinary Board Meeting held by the Company on June 03, 2002. The above-mentioned increase occurred as a consequence of the incorporation of Telebrasilia Celular S/A by the Company, approved during the General Shareholders' meeting held on April 26, 2002; (ii) cancellation of 2,200,000,000 (two billion and two hundred million) preferred shares issued and kept in treasury by the Company, as approved during the 150th Extraordinary Board Meeting held on May 31, 2002, the Company's capital stock henceforward being R$ 534,046,142.00 (five hundred and thirty-four million, forty-six thousand, one hundred and forty-two Brazilian Reais) divided in 379,200,036,582 (three hundred and seventy-nine billion, two hundred million, thirty-six thousand, five hundred and eighty-two) shares, of which 126,433,338,109 (one hundred and twenty-six billion, four hundred and thirty-three million, three hundred and thirty-eight thousand, one hundred and nine) are common shares and 252,766,698,473 (two hundred and fifty-two billion, seven hundred and sixty-six million, six hundred and ninety-eight, four hundred and seventy-three) are preferred shares. As a result of this deliberation, Article 5 of the Company's Bylaws shall henceforward read as follows: "ARTICLE 5. THE COMPANY'S SUBSCRIBED AND TOTALLY PAID-IN CAPITAL STOCK AMOUNTS TO R$ 534,046,142.00 (FIVE HUNDRED AND THIRTY-FOUR MILLION, FORTY-SIX THOUSAND, ONE HUNDRED AND FORTY-TWO BRAZILIAN REAIS), DIVIDED IN 379,200,036,582 (THREE HUNDRED AND SEVENTY-NINE BILLION, TWO HUNDRED MILLION, THIRTY-SIX THOUSAND, FIVE HUNDRED AND EIGHTY-TWO) SHARES, OF WHICH 126,433,338,109 (ONE HUNDRED AND TWENTY-SIX BILLION, FOUR HUNDRED AND THIRTY-THREE MILLION, THREE HUNDRED AND THIRTY-EIGHT THOUSAND, ONE HUNDRED AND
NINE) ARE COMMON SHARES AND 252,766,698,473 (TWO HUNDRED AND FIFTY-TWO BILLION, SEVEN HUNDRED AND SIXTY-SIX MILLION, SIX HUNDRED AND NINETY-EIGHT, FOUR HUNDRED AND SEVENTY-THREE) ARE PREFERRED SHARES, ALL OF WHICH BEARING BOOK ENTRY REGISTRY AND NO FACE VALUE." (C) to approve, after abstention from vote of shareholders MCL Limited, State Street Australia Limite AS Trustee For Ncit Capital, Capital International Emerging Markets Fund, Emerging Markets Growth Fund Inc and Capital Guardian Emerging Markets Equity Fund For Tax-E, the
ratification  of  the  use  of  the  retained   earnings   reserve  to  purchase

2,200,000,000 (two billion and two hundred million) preferred shares issued by the Company for maintenance in treasury and future cancellation, occurred upon the incorporation of Telebrasilia Celular S.A., as approved during the Board Meeting held on May 31, 2002. 7. - CLOSING: With no further issues to address, the assembly was closed and the present minutes were drawn, read and considered appropriate and signed by all the attending shareholders members of the Board of Directors. Brasilia-DF, December 20, 2002. We hereby certify for all purposes that the present document is a true copy of its original text, drawn in its appropriate minute book.



                            NELSON GUARNIERI DE LARA
                                    CHAIRMAN


                           ARTHUR A. MAGALHAES FONSECA
                                    SECRETARY


                                  SHAREHOLDERS


                                    BID S.A.
                        PP. REINALDO FELISBERTO DAMACENA



         CAIXA DE PREVIDENCIA DOS FUNCIONARIOS DO BANCO DO BRASIL-PREVI
                          PP/CARLOS RIBEIRO DE OLIVEIRA


                  CAPITAL GUARDIAN EM. MKTS.R.EQ.FD.FOR TAX. E.
                    CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD
                                   MCL LIMITED
                    GLOBAL ADVANTAGE F. EMERGING MARKETS FUND
                          STATE STREET EMERGING MARKETS
                   DG BANK LUXEMBURG REFERENCE PRO FUNDS EM M
                     S ST AUS T F NCIT LEASE CAP I E M SH TR
                       CAPITAL INTL. EMERGING MARKETS FUND
                        EMERGING MARKETS GROWTH FUND INC
            CAPITAL G. EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT T
                      MERYLL LYNCH LATIN AMERICA FUND INC.
                         PP/RICARDO RIBEIRO DE OLIVEIRA

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Tele Centro Oeste Cellular Holding Company


Date: December 20, 2002               By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          --------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President